Exhibit 99.2
Obagi Medical Announces FDA Approval of Obagi® saypha® ChIQ™ Injectable Hyaluronic Acid Gel
Approval Further Expands Obagi Medical’s Injectable Portfolio and Strengthens Its Position as a Leading Dermatological Megabrand
LONDON, June 15, 2026 (GLOBE NEWSWIRE) — Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, today announced that the U.S. Food and Drug Administration (“FDA”) has approved Obagi® saypha® ChIQ™ injectable hyaluronic acid (“HA”) gel, the latest addition to the Obagi® injectable portfolio under the Obagi Medical brand.

This approval builds on the launch of Obagi® saypha® MagIQ™ and accelerates Obagi Medical’s strategy to establish Obagi as a comprehensive leader at the intersection of advanced skincare and medical aesthetics. The introduction of Obagi® saypha® ChIQ™ further expands the brand’s addressable market in the fast-growing U.S. dermal filler category.

“Obagi® saypha® ChIQ™ is a meaningful addition to our integrated aesthetic portfolio – giving practitioners and patients more ways to achieve end-to-end skin transformation with predictable, measurable outcomes, and bringing us closer to our vision of building the world’s leading dermatological megabrand.” said Michel Brousset, Co-Founder and Chief Executive Officer of Waldencast.

Obagi® saypha® ChIQ™ developed by Croma-Pharma GmbH, utilizes proprietary MACRO Core Technology that creates a stable 3D HA matrix designed to provide natural-looking results with category leading capabilities including delivering high usable HA content* at injection, consistent particle distribution, and predictable injection force and swelling profilesi. It is indicated for use in cheek augmentation and correction of midface contour deficiencies in patients over the age of 21.

“We are thrilled to continue our successful partnership with Obagi Medical,” said Andreas Prinz, Chief Executive Officer of Croma-Pharma. “With over 130 million syringes produced globally, the saypha® line sets a high standard for safety, quality, and patient satisfaction. Obagi® saypha® ChIQ™ brings meaningful innovation to the U.S. market.”

Obagi recently shared that the launch of Obagi® saypha® MagIQ™ has received strong provider feedback from the results of the ALOHA (Aesthetic Leadership with Obagi Hyaluronic Acid) Program. Unveiled in January 2026, the ALOHA Program is designed to become the largest real-world evaluation of a newly launched hyaluronic acid (HA) filler to date. The interim data highlights that 94% of injectors believe Obagi® saypha® MagIQ™ complements their current filler options with current industry data showing only 1 in 10 filler visits includes a professional skincare purchaseii - yet 42.6% of practices using Obagi® saypha® MagIQ™ have already evaluated Obagi skincareiii, proving the combination drives attachment rates well above the industry norm.

Exhibit 99.2
Dr. Carolyn Jacob, MD commented: “The approval of Obagi® saypha® ChIQ™ builds on the real-world success of Obagi® saypha® MagIQ™ and showcases Obagi’s commitment to delivering clinically proven, high-performance integrated skincare plus injectable aesthetic solutions. This product strengthens our ability to address a wide range of patient needs with precision and confidence, while maintaining the highest standards of safety and efficacy.”

About Obagi Medical
Obagi Medical is an industry-leading, advanced skincare line rooted in research and skin biology, with a legacy of 35+ years of experience. Initially known for its leadership in the treatment of hyperpigmentation with the Obagi Nu-Derm® System, Obagi Medical products are designed to address a variety of skin concerns, including premature aging, photodamage, skin discoloration, acne, and sun damage. As the fastest-growing professional skincare brand in the U.S. in 2024iv, Obagi Medical empowers individuals to achieve healthy, beautiful skin. More information about Obagi Medical is available on the brand's website, https://www.obagi.com.

About Waldencast plc
Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the Business Combination. As part of the Waldencast platform, its brands benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com.

About Croma-Pharma GmbH
CROMA-PHARMA is a global player and challenger in the dynamically growing minimally invasive aesthetics market, and one of Europe’s leading manufacturers of premium-quality hyaluronic acid (HA) syringes. Founded in 1976 by the pharmacist couple Gerhard and Karin Prinz, Croma-Pharma has evolved from a family pharmacy into a globally operating Austrian company headquartered near Vienna, where it also runs its state-of-the-art, fully automated HA manufacturing plant. The company employs around 400 people, making its products available in over 80 countries worldwide. Croma-Pharma offers a comprehensive and innovative aesthetics portfolio covering all key treatment categories in minimally invasive aesthetic medicine. Its range includes botulinum toxin, a broad selection of hyaluronic acid fillers, lifting threads (PDO threads), polynucleotide injectables, HA skin booster, skincare, as well as autologous PRP I Fluid-PRF medical device. With this full-face approach, Croma-Pharma provides aesthetic professionals and their patients with safe, effective, and reliable solutions from a single trusted source. In 2026, the company surpassed 130 million syringes produced, further strengthening its position as one of Europe’s leading HA manufacturers. Building on its heritage in orthopedics and ophthalmology, Croma-Pharma is re-entering the orthopedics market in 2026, marking a strategic expansion beyond aesthetics and reinforcing its roots in medical applications.

Exhibit 99.2
Media Contact: obagi@behrmancesa.com

i Puljic A, Frank K, Cohen J, Otto K, Mayr J, Hugh-Bloch A, Kuroki-Hasenöhrl, D. A Scientific Framework for Comparing Hyaluronic Acid Filler Crosslinking Technologies. Gels. 2025; 11(7):487
ii Qsight Aesthetics. Cross Purchasing Rate: Dermal Filler — Same Visit. Data updated through April 2026; analysis period January 2018–March 2025. All practice types, all regions.
iii Data on file. Obagi Medical. 2026.
iv Among the Top 10 Professional Skin Care Brands in the U.S., According to Kline’s 2024 Global Professional Skin Care Series (China, Europe and the U.S.).
v de la Guardia C, Virno A, Musumeci M, Bernardin A, Silberberg MB. Rheologic and Physicochemical Characteristics of Hyaluronic Acid Fillers: Overview and Relationship to Product Performance. Facial Plast Surg. 2022 Apr;38(2):116-123. doi: 10.1055/s-0041-1741560. Epub 2022 Feb 3. PMID: 35114708; PMCID: PMC9188840;

*HA content refers to Gel content, and indicates the amount of crosslinked HA in a product. A high amount of crosslinked HA is a foundation for effectiveness and durability.V